So
11-29-02

11/26
KJ

U.S. SECU  OMMISSION
02053915   9
FACING PAGE

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-042026 49668

REPORT FOR THE PERIOD BEGINNING____10/01/01____ AND ENDING ____09/30/02____
                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

RECEIVED Firm ID No.

NOV 2 5 2002

CHANIN CAPITAL LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

11100 Santa Monica Boulevard, Suite 830
                              (No. and Street)

Los Angeles,	California	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell Belinsky, Managing Member	(310)	445-4010
	(Area Code	Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

DELOITTE & TOUCHE LLP

(Name -- if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles,	California	90071-3462
(ADDRESS)	(City)	(State)	(Zip Code)

PROCESSED

CHECK ONE:

    _x_ Certified Public Accountant

    ____ Public Accountant

    ____ Accountant not resident in United States or any of its possessions.

DEC 0 3 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
  See section 240.17a-5(e)(2)

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com



Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

The Members
Chanin Capital LLC:

We have audited the accompanying statement of financial condition of Chanin Capital LLC (the "Company") as of September 30, 2002, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Chanin Capital LLC as of September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 13, 2002

Deloitte Touche Tohmatsu

Pacific Southwest: Carlsbad Costa Mesa Las Vegas Phoenix Reno San Diego

CHANIN CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

Cash and cash equivalents	$ 941,571
Accounts receivable—net of allowance for doubtful accounts of $62,914	91,838
TOTAL	$1,033,409

LIABILITIES AND MEMBERS' INTEREST

LIABILITIES—Related party payable	$ 51,597
MEMBERS' INTEREST	981,812
TOTAL	$1,033,409

See accompanying notes to statement of financial condition.

CHANIN CAPITAL LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

1. **ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES**

    Organization—Chanin Capital LLC (the "Company") was incorporated in California on August 20, 1996. During the prior fiscal year, the Company changed its name from CKM Capital LLC to Chanin Capital LLC. The Company operates as a subsidiary under Chanin Capital Partners LLC (the "Holding Company"). The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company conducts business on a fully disclosed basis with another broker-dealer.

    Cash and Cash Equivalents—The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

    Taxes—The Company has elected to be treated as a limited liability company for income tax purposes. Under federal and California state law, the taxable income or loss of a limited liability company is allocated to each member based on his ownership interest. The member's tax status, in turn, determines the appropriate income tax for his allocated share of taxable income or loss. The Company is subject to a state franchise tax for limited liability companies, which has been recorded in the accompanying financial statements.

    Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value. Accounts receivable are carried at cost, which approximates fair value.

    Off-Balance-Sheet Credit Risk—In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

    Use of Estimates—The preparation of the accompanying financial statements prepared in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **RELATED PARTY TRANSACTIONS**

    Pursuant to a management agreement between the Company and a wholly owned subsidiary of the Holding Company, the Company pays a management fee on an annual basis for personnel costs and services and certain general and administrative expenses.

The related amount payable is $51,597 at September 30, 2002, which is payable on demand and non-interest bearing.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregated indebtedness, as defined, to exceed 15 times its net capital. At September 30, 2002, the Company had net capital of $889,974, which was $884,974 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.058 to 1.

4. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

* * * * * *

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

**Deloitte
& Touche**

November 13, 2002

Chanin Capital LLC
11100 Santa Monica Boulevard, Suite 830
Los Angeles, California 90025

In planning and performing our audit of the financial statements of Chanin Capital LLC (the "Company") for the year ended September 30, 2002 (on which we issued our report dated November 13, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 nor in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System nor in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

**Deloitte
Touche
Tohmatsu**

Pacific Southwest: Carlsbad Costa Mesa Las Vegas Phoenix Reno San Diego

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above:

> The size of the business and resultant limited number of employees necessarily impose practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company.

This condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the 2002 financial statements, and this report does not affect our report on such financial statements dated November 13, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures which do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effects, if any, of the condition discussed in the preceding paragraph, the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

CHANIN CAPITAL LLC
(SEC I.D. No. 8-042026)



STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2002
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.